Exhibit 99.1

UNITED UTILITIES PLC

2 DECEMBER 2004

FINAL DETERMINATIONS ON FUTURE WATER AND SEWERAGE CHARGES FOR 2005-10

Ofwat, the water industry’s economic regulator, has published its final determinations on future water and sewerage charges for the 2005-10 period. For United Utilities Water PLC, Ofwat has proposed the following price profile, based on a capital investment programme of £2.5 billion (in 2002/03 prices).

United Utilities Water final price profile 2005-10

	2005/06	2006/07	2007/08	2008/09	2009/10	Average

K factor*	5.0	6.4	4.4	3.5	3.0	4.5

* 'K' is the increase in prices each year in addition to retail price inflation.

United Utilities is considering the determination carefully and will inform the market of its decision in due course.

For further information please contact:

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309